UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                      AMERICAN FORTUNE HOLDINGS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                              --------------------
                                 (CUSIP Number)

                                Xiaomin Chen, Esq
                              DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                            New York, New York 10007
                                Tel: 212-608-6500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 3, 2005
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. _________

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Chen De Xing
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,560,800 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,560,800 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,560,800 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This  statement,  dated  February 3, 2005,  constitutes  Amendment  No. 1 to the
Schedule 13D, dated November 8, 2004 (the "Schedule 13D"), regarding the reporting person's ownership of common stock of American Fortune Holdings Corporation, a Nevada corporation formerly known as Rich Holdings Group, Inc. (the "Company").

All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule 13D.

This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person. This Amendment No. 1 shall refer only to information which has materially changed since the filing of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

      On February 3, 2005, the Board of Directors of the Company approved the issuance of 2,740,000 shares of Common Stock to the reporting person as part of the consideration originally intended by the transactions described on the Company's Current Report on Form 8-K filed on October 19, 2004 and Amendment No. 1 to the Company's Current Report on Form 8-K/A filed on November 18, 2004 (the "Change of Control Transactions").

Item 4. Purpose of Transaction.

      Mr. Chen's acquisition of additional shares of Common Stock from the Company reflects consideration contemplated as part of the original Change of Control Transactions.

      Other than as described or incorporated above in this Amendment No. 1 and in the Schedule 13D, Mr. Chen currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although Mr. Chen reserves the right to develop such plans.

Item 5. Interest in Securities of the Issuer.

      (a) - (b) As of February 3, 2005, Mr. Chen is the beneficial owner of 4,560,800 shares of Common Stock. Mr. Chen has the sole voting and dispositive power over those shares.

      (c) Other than as set forth in this Item 5(a)-(b) and elsewhere in this Amendment No. 1 and the Schedule 13D, (1) Mr. Chen does not beneficially owns any shares of Common Stock of the Company, and (2) there have been no transactions in the shares of Common Stock of the Company effected during the past 60 days by Mr. Chen.

      (d) Not applicable.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Chen and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

            None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

                                                /s/ Chen De Xing
                                                ------------------------
                                                Chen De Xing


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